Pricing supplement no. 460
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 20-A-III dated May 4, 2009

02-#08-2010-R
Registration Statement No. 333-155535
Dated February 16, 2010
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$4,000,000
Semi-Annual Review Notes Linked to the S&P 500® Index due February 24, 2012

General

- The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the four Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date. If the notes are not called, investors are protected against up to a 10% decline of the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10%. Investors in the notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The first Review Date, and therefore the earliest date on which a call may be initiated, is August 16, 2010.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 24, 2012†
- Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof
- The notes priced on February 16, 2010 and are expected to settle on or about February 19, 2010.

Key Terms

Index:	The S&P 500® Index (the "Index")
Automatic Call:	If the Index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.
Call Level:	100% of the Initial Index Level for the first Review Date, second Review Date, third Review Date and final Review Date
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium calculated as follows: • 5.50% x $1,000 if called on the first Review Date • 11.00% x $1,000 if called on the second Review Date • 16.50% x $1,000 if called on the third Review Date • 22.00% x $1,000 if called on the final Review Date

Payment at Maturity: If the notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of the Index. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive the principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 10\%) \times 1.1111]$$

Assuming the notes are not called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:

$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	The Index closing level on the pricing date, which was 1094.87
Ending Index Level:	The Index closing level on the final Review Date
Review Dates†:	August 16, 2010 (first Review Date), March 4, 2011 (second Review Date), August 19, 2011, (third Review Date) and February 21, 2012 (final Review Date)
Maturity Date†:	February 24, 2012
CUSIP:	48124AHQ3

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" or "Description of Notes — Automatic Call," as applicable, in the accompanying product supplement no. 20-A-III.

Investing in the Semi-Annual Review Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 20-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$15	$985
Total	$4,000,000	$60,000	$3,940,000

(1) The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-12 of the accompanying product supplement no. 20-A-III.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $15.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-38 of the accompanying product supplement no. 20-A-III.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $15.00 per $1,000 principal amount note.

The agent for this offering, JPMSI, is an affiliate of ours. See "Supplemental Plan of Distribution (Conflicts of Interest)" in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

February 16, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-A-III dated May 4, 2009. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 16, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 20-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 20-A-III dated May 4, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209001801/e35261-424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Hypothetical Examples of Amounts Payable upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (*i.e.*, not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column "Index Level Appreciation/Depreciation at Review Date." The following table assumes a Call Level equal to a hypothetical Initial Index Level of 1100 on the first, second, third and final Review Dates. The table reflects that the percentages used to calculate the call premium amounts applicable to the first, second, third and final Review Dates are 5.50%, 11.00%, 16.50% and 22.00%, respectively, regardless of the appreciation of the Index, which may be significant. There will be only one payment on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Index Closing Level	Index Level Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
1980.00	80.00%	5.50%	11.00%	16.50%	22.00%
1870.00	70.00%	5.50%	11.00%	16.50%	22.00%
1760.00	60.00%	5.50%	11.00%	16.50%	22.00%
1650.00	50.00%	5.50%	11.00%	16.50%	22.00%
1540.00	40.00%	5.50%	11.00%	16.50%	22.00%
1430.00	30.00%	5.50%	11.00%	16.50%	22.00%
1320.00	20.00%	5.50%	11.00%	16.50%	22.00%
1210.00	10.00%	5.50%	11.00%	16.50%	22.00%
1100.00	0.00%	5.50%	11.00%	16.50%	22.00%
1098.90	-0.10%	N/A	N/A	N/A	0.00%
1045.00	-5.00%	N/A	N/A	N/A	0.00%
990.00	-10.00%	N/A	N/A	N/A	0.00%
880.00	-20.00%	N/A	N/A	N/A	-11.11%
770.00	-30.00%	N/A	N/A	N/A	-22.22%
660.00	-40.00%	N/A	N/A	N/A	-33.33%
550.00	-50.00%	N/A	N/A	N/A	-44.44%
440.00	-60.00%	N/A	N/A	N/A	-55.56%
330.00	-70.00%	N/A	N/A	N/A	-66.67%
220.00	-80.00%	N/A	N/A	N/A	-77.78%
110.00	-90.00%	N/A	N/A	N/A	-88.89%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1100 to an Index closing level of 1540 on the first Review Date. Because the Index closing level on the first Review Date of 1540 is greater than the corresponding Call Level of 1100, the notes are automatically called, and the investor receives a single payment of $1,055 per $1,000 principal amount note.

Example 2: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 770 on the first Review Date, 770 on the second Review Date, 660 on the third Review Date and 1045 on the final Review Date. Because (a) the Index closing level on the first Review Date (770) is less than the corresponding Call Level of 1100, (b) the Index closing level on each of the other Review Dates (770, 660 and 1045) is less than the corresponding Call Levels of 1100, 1100 and 1100 and (c) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1100 to an Index closing level of 770 on the first Review Date, 880 on the second Review Date, 1045 on the third Review Date and 880 on the final Review Date. Because (a) the Index closing level on the first Review Date (770) is less than the corresponding Call Level of 1100, (b) the Index closing level on each of the other Review Dates (880, 1045 and 880) is less than the corresponding Call Levels of 1100, 1100 and 1100, and (c) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not called and the investor receives a payment at maturity that is less than the principal amount for each $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — If the Index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 5.50% x $1,000 if called on the first Review Date; (ii) 11.00% x $1,000 if called on the second Review Date; (iii) at least 16.50% x $1,000 if called on the third Review Date; or (iv) 22.00% x $1,000 if called on the final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

- **POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is just over two years, the notes will be called before maturity if the Index closing level is at or above the relevant Call Level on the applicable Review Date and you will be entitled to the applicable payment corresponding to such Review Date set forth on the cover of this pricing supplement.

- **LIMITED PROTECTION AGAINST LOSS** — If the notes are not called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10%, for every 1% decline of the Index beyond 10% you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 20-A-III.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 20-A-III. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 20-A-III dated May 4, 2009.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — If the notes are not called and the Ending Index Level declines by more than 10% as compared to the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon an automatic call, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **LIMITED RETURN ON THE NOTES** — Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significant. Because the Index closing level at various times during the term of the notes could be higher than on the Review Dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

- **REINVESTMENT RISK** — If your notes are automatically called early, the term of the notes may be reduced to as short as six months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold the notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical Index closing level from January 7, 2005 through February 12, 2010. The Index closing level on February 16, 2010 was 1094.87. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.